UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                              EMERGING VISION, INC.
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    859727109
                                 (CUSIP Number)

                                Dr. Robert Cohen
                     100 Quentin Roosevelt Blvd., Suite 400
                           Garden City, New York 11530
                                 (516) 390-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 April 14, 2003
         (Date of Event which Requires Filing Statement on Schedule 13D)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X ].


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1.  NAMES OF REPORTING PERSONS
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Dr. Robert Cohen

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [__]
                                                                        (b) [__]


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3.  SEC USE ONLY



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4.  SOURCE OF FUNDS

    PF

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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(e) or 2(f)                                                    [__]


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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

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       NUMBER OF           7.   SOLE VOTING POWER                   7,424,060*

         SHARES
                          ----- ------------------------------------------------
      BENEFICIALLY         8.   SHARED VOTING POWER                 0

        OWNED BY
                          ----- ------------------------------------------------
          EACH             9.   SOLE DISPOSITIVE POWER              7,424,060*

       REPORTING
                          ----- ------------------------------------------------
      PERSON WITH         10.   SHARED DISPOSITIVE POWER            0

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,424,060*

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                          [__]


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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.88%*

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14. TYPE OF REPORTING PERSON

    IN
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* Includes warrants and options to purchase 3,702,035 shares of the issuer's common stock which are exercisable within the 60 day period following the date hereof. In determining the percentage of class represented by the amount in row
(11), 3,702,035 shares were added to the total outstanding shares of the issuer's common stock.

                                EXPLANATORY NOTE

     On April 14, 2003, the reporting person acquired 2,952,035 units in the Company's shareholders rights offering, each unit consisting of one share of common stock and one warrant.

ITEM 1.   SECURITY AND ISSUER.

The name of the issuer is Emerging Vision, Inc., a New York corporation, which has its principal executive offices at 100 Quentin Roosevelt Boulevard, Garden City, New York 11530. This statement relates to the Company's common stock, $0.01 par value per share.

ITEM 2.   IDENTITY AND BACKGROUND.

(a)-(f). DR. ROBERT COHEN. This Schedule 13D is being filed by Dr. Robert Cohen, a citizen of the United States of America. Dr. Cohen's principal business address is 100 Quentin Roosevelt Blvd., Suite 400, Garden City, New York 11530. Dr. Cohen's principal occupation is an entrepreneur, business owner and operator. During the last five years, Dr. Cohen has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The reporting person used personal funds to acquire the units. The purchase price per unit was $0.04.

ITEM 4.   PURPOSE OF TRANSACTION.

         On April 14, 2003, the reporting person acquired 2,952,035 units in the Company's shareholders rights offering, each unit consisting of one share of common stock and one warrant. The reporting person's acquisition of units on April 14, 2003 as part of the Company's rights offering. This transaction was for investment purposes only.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Amount of Securities Beneficially Owned: 7,424,060

          (b) Number of shares as to which such person has:

                   (i) Sole power to vote or direct vote: 7,424,060

                   (ii) Shared power to vote or direct vote: 0

                   (iii) Sole power to dispose of or direct disposition of
                         shares: 7,424,060

                   (iv) Shared power to dispose of or direct disposition of
                        shares: 0

          (c) Transactions in securities of the Company within last 60 days:
Acquisition of units in Company's shareholders rights offering, each consisting of one share of common stock and one warrant.


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          (d) Third party right to receive dividends or proceeds from sale of securities: None

          (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Offering Group has an oral understanding regarding the voting of each member's respective shares in favor of the Merger.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None


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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2003


                                              /s/ Dr. Robert Cohen
                                            ------------------------------------
                                            DR. ROBERT COHEN